QuickLinks -- Click here to rapidly navigate through this document

Exhibit (a)(3)

IBasis, INC.
NOTICE OF WITHDRAWAL
Pursuant to the Offer to Exchange Stock Options

Name (Last, First):	Department:

ID Number:	Manager:

Withdrawing Your Election

If you elected to accept iBasis' offer to exchange your options, and subsequently decide to keep one or more of the option grants, you can withdraw your election to exchange at any time before the exchange offer expires at 5:00 p.m., Eastern Time, on December 23, 2002.

To withdraw your election, you must indicate which option grant(s) you would like to withdraw from the offer to exchange in the table below and sign and date this form at the bottom. Please contact Tamah Rosker or Roya Salamipour if you have any questions. The completed Notice of Withdrawal must be received by Human Resources before the exchange offer expires at the time and date stated above.

NOTE: Only use this Notice of Withdrawal if you are changing a PREVIOUS election to exchange.

To iBasis:    I previously signed and returned my Statement of Stock Option Grants and Election Form ("Election Form") to iBasis, in which I chose to accept iBasis' offer to exchange my options. I have read and understood all of the terms and conditions of the Offer to Exchange Outstanding Stock Options, including the consequences of a withdrawal. I understand that I will not receive any new options in connection with the option grant(s) that I withdraw and that I will keep my current options under those grants (with the same exercise price). The current options will continue to be governed by the 1997 Stock Incentive Plan and the existing option grant documents between iBasis and me.

I wish to withdraw the following option grants from the offer to exchange:

Number	Option Date	Price	Eligible Options (subject to cancellation)*

*
Column 11 of your Personal Option Status

I have completed and signed the following exactly as my name appears on my original Election Form. I do not accept the offer to exchange my options under the grants set forth above.

SIGNATURE:	DATE:

TIME:

Data Privacy Notice.    In order to administer this program, iBasis must collect, use and transfer certain information regarding you and your option grants, and may have to pass that information on to third parties who are assisting with the program. By submitting this form and accepting this offer, you agree to such collection, use and transfer of your personal data by iBasis, its subsidiaries and the third parties assisting with the program, but only for the purpose of administering your participation in this offer. You also acknowledge and agree that: (1) the parties receiving this data may be located outside of your country, and the recipient's country may have different data privacy laws and protections than yours, (2) the data will be held only as long as necessary to administer and implement the program, (3) you can request from iBasis a list of the parties that may receive your data, (4) you can request additional information about how the data is stored and processed, and (5) you can request that the data be amended if it is incorrect. You can withdraw your consent to the collection, use and transfer of your data by contacting iBasis. You should note, however, that if you withdraw your consent, it may affect your ability to participate in this option exchange program. Please contact iBasis, or your human resources representative, if you have any questions.

QuickLinks

  Exhibit (a)(3)
IBasis, INC. NOTICE OF WITHDRAWAL Pursuant to the Offer to Exchange Stock Options